

March 22, 2010

Sent via U.S. Mail and facsimile to (559)323-3310

David A. Kinross
Senior Vice President and Chief Financial Officer
Central Valley Community Bancorp
7100 North Financial Drive
Fresno, CA 93720

      RE: **Central Valley Community Bancorp**
               Form 10-K for Fiscal Year Ended December 31, 2008
                   Filed March 19, 2009
               Form 10-Q for the Period Ended September 30, 2009
                   Filed November 13, 2009
               File No. 000-31977

Dear Mr. Doyle,

       We have reviewed your letter filed on March 5, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements

Note 19. Subsequent Event, page 103

1.   Please address the following regarding your response to prior comment 1 from our letter dated February 18, 2010:

   a.   Tell us how you considered EITF 07-5 in determining the appropriate accounting treatment for your preferred stock and warrants issued under the TARP program.

   b.   As part of your allocation of the consideration received between the preferred stock and the warrants, tell us how you considered the contingent provisions of the warrants in determining the fair value of the warrants that were contingently exercisable.

   c.   Tell us how you considered whether to separately value the warrants that were contingently exercisable from the warrants that were not contingently exercisable.

   d.   Tell us how you considered the guidance of Example 1 of EITF 07-05. Specifically, tell us how you considered the application of the guidance in Step 2.

   e.   Tell us in detail how you accounted for the removal of the contingency on the warrants that were contingently exercisable following your offering in December 2009. Tell us the accounting guidance on which you relied for that accounting treatment.

Form 10-Q for the period ended September 30, 2009

Item 1. Financial Statements

Note 4. Investments, page 10

2.   We note your response to prior comment 2 from our letter dated February 18, 2010, including the fact that the $300,000 other-than-temporary charge taken during the fourth quarter of 2009 related to the Countrywide CMO security (CUSIP 12668BPM9). We also note in your response to prior comment 3 that that same security had an unrealized loss of $280,601 as of December 31, 2009

and that you sold this security at a loss in the first quarter 2010. Please address the following regarding this security:

    a.   Tell us why you sold this security and the specific reason(s) for the decrease in fair value, including whether the event(s) that caused the decrease and related other-than-temporary impairment charge was attributable to something prior to or subsequent to year end;

    b.   Tell us why you did not write-down this security by the additional unrealized loss amount of $280,601, which would have resulted in a total other-than-temporary charge of $580,601 at December 31, 2009;

    c.   Tell us the amount of the loss recognized on the sale of this security in the first quarter of 2010 if the loss was an amount other than the $280,601 unrealized loss amount at December 31, 2009; and

    d.   Tell us how you considered the realized loss on this security in valuing your remaining CMO securities as of December 31, 2009, including whether the decrease in this security's fair value reflected a risk that your remaining CMO portfolio may have been other-than-temporarily-impaired at December 31, 2009 or whether the decrease was limited solely to this one particular security.

3.   We note your response and proposed disclosure to prior comment 3 from our letter dated February 18, 2010 related to your private residential CMOs. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

    a.   Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

    b.   Deferrals and defaults:
- Please tell us in detail how you develop your estimate of future deferrals and defaults.
- Tell us how you consider the specific credit characteristics of the collateral underlying <u>each</u> individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned. To the extent that you estimate losses to a security by *forecasting the underlying mortgage loans performance in each transaction*, as disclosed in your response, please tell us whether you rely on third-party appraisals to value the underlying mortgage loans or whether you determine the underlying mortgage loan value based on internally

derived calculations and methodology. If you use an internal calculation, please describe in detail your methodology including the specific assumptions utilized.
- Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
- Tell us and disclose in future filings your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.
- Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.
- To the extent you rely on "credit support", as disclosed in your response, please tell us the specific credit support or credit enhancement features for each security and how those features were incorporated in your calculation of cash flows expected to be collected at period end.

    c.   Prepayment rate:
- Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
- Tell us and disclose in future filings your prepayment assumption and how you determine it.
- If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
- Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
- If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
- If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at September 30, 2009 if you used a 1% prepayment assumption.

4.   We note your response and proposed disclosure to prior comment 3 from our letter dated February 18, 2010. For each private residential CMO security with at least one rating below investment grade, as shown in the tabular disclosure in your response, please further revise future filings to disclose the following additional information as of the most recent period end: actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column

descriptions, to allow an investor to understand why this information is relevant and meaningful.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief